AB 5/27/03

03053394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 46795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED MAY 28 2003 187

REPORT FOR THE PERIOD BEGINNING 3/30/02 (MM/DD/YY) AND ENDING 3/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schonfeld & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza
(No. and Street)

Jericho (City) New York (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Breman (516) 822-0202
(Area Code- Telephone Number)

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Steven B. Schonfeld swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schonfeld & Company, LLC, as of March 28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Manager

Title

Neil Lazar, Notary Public
State of New York
No. 01LA4972192
Qualified In Nassau County
Commission Expires Sept. 20 06

5/15/03

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

SCHONFELD & COMPANY LLC
(formerly Subert Securities, LLC)

STATEMENT OF FINANCIAL CONDITION

MARCH 28, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Schonfeld & Company LLC

We have audited the accompanying statement of financial condition of Schonfeld & Company LLC (formerly Subert Securities, LLC), a wholly owned subsidiary of Schonfeld Group Holdings, LLC, as of March 28, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Schonfeld & Company LLC as of March 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 9, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602

SCHONFELD & COMPANY LLC
(formerly Subert Securities, LLC)

STATEMENT OF FINANCIAL CONDITION

March 28, 2003

ASSETS	
Cash	$ 202,891
Securities Owned - at market value	18,900
Due from Affiliated Clearing Broker	499,280
Deposit with Affiliated Clearing Broker	250,000
Investment in Affiliated Clearing Broker	5,000
Deferred Acquisition Costs	276,353
Security Deposits and Other Assets	747,250
Total Assets	$1,999,674
LIABILITIES AND MEMBER'S EQUITY	
Liabilities - accrued expenses	$ 543,520
Member's Equity	1,456,154
Total Liabilities and Member's Equity	$1,999,674

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Schonfeld & Company LLC (formerly Subert Securities, LLC) (the "Company"), a wholly owned subsidiary of Schonfeld Group Holdings, LLC (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company acts as an introducing broker.

Securities owned are stated at quoted market values.

The Company records commission revenue and related expenses on a trade-date basis.

No provision for federal and state income taxes has been made as the Company has elected to be treated as a limited liability company. The Company's income or loss is reportable by its Member on its tax return.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management.

The Company's fiscal year ends on the last Friday in March. The fiscal year ended March 28, 2003 contained 52 weeks.

2. RELATED PARTY TRANSACTIONS:

The Company employs the services of an affiliated entity (the "Affiliate"), a registered broker-dealer, for the execution and clearance of agency transactions and is charged commissions and clearing fees by the Affiliate. Additionally, the Company reimburses the Affiliate for certain expenses that the Affiliate has paid on the Company's behalf, and certain services are provided by the Affiliate and the Parent at no cost to the Company.

3. COMMITMENTS:

The Company is obligated under noncancelable operating leases for office space expiring at various dates through 2005. Certain of the leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under these leases are as follows:

Year ending March	
2004	$1,175,000
2005	1,150,000
2006	650,000
	$2,975,000

4. NET CAPITAL REQUIREMENT: As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital changes from day to day, but at March 28, 2003, the Company had net capital of $425,031, which exceeded its requirement of $100,000 by $325,031.

5. SUBSEQUENT EVENT: The Company entered into an Asset Purchase Agreement on March 25, 2003 to acquire the retail trading business of Heartland Securities Corp. As of March 28, 2003, the acquisition transaction has not been closed. The estimated purchase price is approximately $300,000, of which $156,000 has been paid into an escrow account and is included in other assets in the accompanying statement of financial condition. In addition, legal costs of approximately $276,000 have been incurred in connection with this transaction and have been reflected as deferred acquisition costs in the accompanying statement of financial condition.